UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BBC Graphics of Palm Beach, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

05527M 10 4

(CUSIP Number)

Bluepoint Financial, LLC

205 Van Buren Street

Suite 150

Herndon, VA 20170

copy to: Craig F. Zappetti, Esq.

Saul Ewing LLP

Centre Square West, 1500 Market Street, 38th Floor

Philadelphia, PA 19102-2186

(Name, Address and Telephone Number of Person Authorized to

receive Notices and Communications)

March 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05527M 10 4

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bluepoint Financial, LLC EIN#: 20-4794410

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). _____

6.	Citizenship or Place of Organization

United States

Number of	7.	Sole Voting Power	37,324,000
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each Reporting	9.	Sole Dispositive Power	37,324,000
Person With
10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

37,324,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

44.2%

14.	Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

Bluepoint Financial, LLC’s Schedule 13D relates to the purchase of an aggregate of 37,324,000 shares of common stock, par value $0.001 per share of BBC Graphics of Palm Beach, Inc. (the “Company”). The Company’s principal executive office is located at 205 Van Buren Street, Suite 150, Herndon, Virginia 20170.

Item 2. Identity and Background.

(a)-(c) Bluepoint Financial, LLC is filing this Schedule 13D (the “Reporting Person”). The business address of the Reporting Person is 205 Van Buren Street, Suite 150, Herndon, Virginia 20170. The sole managers and members of Bluepoint Financial, LLC are:

Robert Druzak

211 Adams Pointe Boulevard, Suite 7

Mars, Pennsylvania 16046

John Signorello

11734 English Mill Ct.

Oakton, Virginia 22124

Mr. Druzak is employed full time as a Senior Vice President of Iceweb, Inc. Mr. Signorello is employed as the Chief Executive Officer of Iceweb, Inc. Iceweb, Inc. is located at 205 Van Buren Street, Suite 150, Herndon, Virginia 20170.

(d) During the past five years, neither the Reporting Person nor either of Messrs. Druzak or Signorello has been convicted in a criminal proceeding.

(e) During the past five years, neither the Reporting Person nor either of Messrs. Druzak or Signorello has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person and each of Messrs. Druzak and Signorello are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On May 19, 2006, the Reporting Person entered into a Stock Purchase Agreement pursuant to which the Reporting Person purchased 22,524,000 shares of common stock from the Company for $40,000 and 14,800,000 shares of the Company’s common stock from Suzanne Mitchell for $1.00. These transactions were funded from the capital accounts of the Reporting Person, which in turn was funded equally from the personal funds of Messrs. Druzak and Signorello.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Company described above as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below:

(b) The Reporting Person has acquired the securities of the Company described above for the purpose of acquiring control of the Company. On October 1, 2004, the Company was administratively dissolved by the State of Florida pursuant to Sections 607.1420 and 607.1421 of the Florida Business Corporation Act. Prior to that date, the Company was provider of advertising and graphic design services. On April 25, 2006, the Company was reinstated as an active Florida corporation pursuant to Section 607.1422 of the Florida Business Corporation Act and the Company discontinued its advertising and graphics design business as of that date. The Company filed a registration statement on Form 10-SB on January 26, 2007 which became effective on March 27, 2007. The Company is now required to file current periodic and annual reports with the Securities and Exchange Commission required under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person intends to locate a suitable business for the Company to acquire through purchase or merger. The Reporting Person has not identified any such business nor has it determined in which industry it will seek to locate such business.

(d) Upon closing of the transactions described in the Stock Purchase Agreement, Ms. Mitchell resigned as the Company’s president and chief executive officer and as a director of the Company. In addition, Mr. Druzak was appointed as a director and as our president and chief executive officer.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 37,324,000 shares of common stock, which constitutes approximately 44.2% of the common stock outstanding (based upon 84,500,000 shares of common stock issued and outstanding as of March 27, 2007).

(b) The Reporting Person has the sole voting power and power to dispose of 37,324,000 shares of common stock.

(c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transaction:

None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 19, 2006, the Company entered into a Stock Purchase Agreement with the Reporting Person and Suzanne Mitchell (the “Purchase Agreement”), pursuant to which, among other things, the Company sold 22,524,000 shares of its common stock to the Reporting Person for $40,000 and the Reporting Person purchased shares of the Company’s common stock from Suzanne Mitchell for a purchase price of $1.00. A copy of the Purchase Agreement is included as Exhibit 1 to this Schedule 13D.

Item 7. Material To Be Filed As Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Stock Purchase Agreement, between the Company, the Reporting Person and Suzanne Mitchell dated May 19, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUEPOINT FINANCIAL, LLC

Date: March 28, 2007	By:	/s/ Robert Druzak
Robert Druzak, Manager

EXHIBIT INDEX

1.         Stock Purchase Agreement between BBC Graphics of Palm Beach, Inc., Suzanne Mitchell and Bluepoint Financial, LLC dated May 19, 2006.

Exhibit 1

STOCK PURCHASE AGREEMENT

BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

AND

SUZANNE MITCHELL

AND BLUEPOINT FINANCIAL, LLC

DATED AS OF

THE 19TH DAY OF MAY, 2006

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 19th day of May, 2006 (the “Agreement Date”) between BBC GRAPHICS OF PALM BEACH, INC., a corporation organized and existing under the laws of the State of Florida (“Company”); SUZANNE MITCHELL AKA SUZANNE BRADY (“Mitchell”), parties of the first part; and BLUEPOINT FINANCIAL, LLC, a Nevada limited liability company (“Investor”), party of the second part.

RECITALS:

WHEREAS, the Company is publicly held, but is significantly delinquent in its filings with the U.S. Securities and Exchange Commission (“SEC”); and

WHEREAS, the Company requires a substantial cash infusion in order to be reinstated, to make any necessary SEC filings, and to operate in the manner as determined by the officer(s) and director(s) after Closing; and

WHEREAS, Mitchell is the largest single shareholder, director, and one of the officers of the Company; and

WHEREAS, the Investor wishes to purchase from Mitchell 14,800,000 shares of Common Stock of the Company and have the Company issue to Investor 22,524,000 shares of Common Stock of the Company, upon the terms and subject to the conditions of this Agreement; and

WHEREAS, the parties intend to memorialize the sale of said Common Stock by Mitchell and the issuance of said Common Stock by the Company; and purchase of all of said Common Stock by Investor.

NOW, THEREFORE, in consideration of the Recitals, the mutual covenants and premises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

INCORPORATION BY REFERENCE SUPERSEDER AND DEFINITIONS

1.1        Incorporation by Reference. The foregoing recitals and the Exhibits and Schedules attached hereto and referred to herein, are hereby acknowledged to be true and accurate, and are incorporated herein by this reference.

1.2        Superseder. This Agreement, to the extent that it is inconsistent with any other instrument or understanding among the parties governing the affairs of the Company, shall supersede such instrument or understanding to the fullest extent permitted by law. A copy of this Agreement shall be filed at the Company’s principal office.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

1.3        Certain Definitions. For purposes of this Agreement, the following capitalized terms shall have the following meanings (all capitalized terms used in this Agreement that are not defined in this Article I shall have the meanings set forth elsewhere in this Agreement):

1.3.1	“1933 Act” means the Securities Act of 1933, as amended.

1.3.2	“1934 Act” means the Securities Exchange Act of 1934, as amended.

1.3.3       “Affiliate” means a Person or Persons directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with the Person(s) in question. The term “control,” as used in the immediately preceding sentence, means, with respect to a Person that is a corporation, the right to the exercise, directly or indirectly, of more than 50 percent of the voting rights attributable to the shares of such controlled corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such controlled Person.

1.3.4       “Articles” means the Articles of Incorporation of the Company, the Articles of Amendment to the Articles of Incorporation of the Company, as the same may be further amended from time to time.

1.3.5       “Closing” shall mean the Closing of the transactions contemplated by this Agreement on the Closing Date.

1.3.6       “Closing Date” means not more than five (5) business days following the Agreement Date.

1.3.7       “Common Stock” means shares of common stock of the Company, par value $0.001 per share

1.3.8       “Material Adverse Effect” shall mean any adverse effect on the business, operations, properties or financial condition of the Company that is material and adverse to the Company and its subsidiaries and affiliates, taken as a whole and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its material obligations under this Agreement or to perform its obligations under any other material agreement.

1.3.9	“Florida Code” means the Corporation Law of Florida, as amended.

1.3.10     “Person” means an individual, partnership, firm, Limited Liability Company, trust, joint venture, association, corporation, or any other legal entity.

1.3.11     “Preferred Stock” means shares of preferred stock of the Company, par value $0.001 per share.

1.3.12     “Purchase Price Payable to the Company” means $40,000 to be paid by the Investor to the Company for the Common Stock to be issued by the Company to the Investor. Of this amount, $19,100 shall be paid to the Company at Closing.

1.3.13     “Purchase Price Payable to Mitchell” means the $1.00 to be paid by the Investor to Mitchell for the Common Stock being sold by Mitchell to Investor.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

1.3.14	“SEC” means the Securities and Exchange Commission.

1.3.15	“SEC Filings” shall mean all forms which the Company will be filing with the SEC.

1.3.16      “Transaction Documents” shall mean this Agreement, all Schedules and Exhibits attached hereto and all other documents and instruments to be executed and delivered by the parties in order to consummate the transactions contemplated hereby, including, but not limited to the documents listed in Sections 3.2 and 3.3 hereof.

ARTICLE II

ISSUANCE, SALE AND PURCHASE OF

BBC GRAPHICS OF PALM BEACH, INC. COMMON STOCK

2.1        Sale of Common Stock Owned by Mitchell. Upon the terms and subject to the conditions set forth herein, and in accordance with applicable law, Mitchell agrees to sell to the Investor, and the Investor agrees to purchase from Mitchell, on the Closing Date, Fourteen Million Eight Hundred Thousand (14,800,000) shares of Common Stock for the Purchase Price Payable to Mitchell. Mitchell shall cause said 14,800,000 shares of the Common Stock to be transferred to the Investor at Closing.

2.2        Issuance and Sale of Common Stock by the Company. Upon the terms and subject to the conditions set forth herein, and in accordance with applicable law, the Company agrees to issue to the Investor, and the Investor agrees to purchase from the Company, on the Closing Date Twenty-Two Million Five Hundred Twenty-Four Thousand (22,524,000) shares of Common Stock for the Purchase Price Payable to the Company. The Purchase Price shall be paid by the Investor to the Company on and after the Closing Date by a wire transfer of those funds necessary to (i) compensate independent Certified Public Accountants to bring those SEC Filings current which Company securities counsel instructs must be brought current; (ii) compensate counsel to bring all SEC Filings current; and (iii) transition the business of the Company from its current status to a status consistent with the decisions taken by the officer(s) and director(s) of the Company after Closing. The sum of $19,100 will be paid to the Company at Closing. The Company shall cause the Common Stock to be issued to the Investor at Closing.

2.2        Purchase Price. The Purchase Price Payable to Mitchell shall be delivered by the Investor to Mitchell in good check at Closing. The Purchase Price Payable to the Company shall be in the form of checks or wire transfers made payable to the Company in United States Dollars on and after the Closing Date.

ARTICLE III

CLOSING DATE AND DELIVERIES A T CLOSING

3.1       Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”), unless expressly determined herein, shall be held at the offices of the Company, at 5:00 P.M. local time, on the Closing Date or on such other date and at such other place as may be mutually agreed by the parties, including closing by facsimile with originals to follow.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

3.2        Deliveries by Mitchell. In addition to and without limiting any other provision of this Agreement, Mitchell agrees to deliver, or cause to be delivered, to the Investor, the following:

(a)	On the Agreement Date, an executed Agreement with all exhibits and schedules attached hereto;

(b)	At or prior to Closing, certificates for 14,800,000 shares of Common Stock;

(c)	At or prior to Closing, the certificate of Mitchell, the President and CEO, evidencing the approval of the Board of Directors of the transactions contemplated by this Agreement;

(d)	Following Closing, the resignation by Mitchell as officer and director of the Company;

(e)	Such other documents or certificates as shall be reasonably requested by Investor; and

(f)	Counterpart of Consulting Agreement.

3.3        Deliveries by the Company. In addition to and without limiting any other provision of this Agreement, the Company agrees to deliver, or cause to be delivered, to the Investor, the following:

(a)	On the Agreement Date, an executed Agreement with all exhibits and schedules attached hereto;

(b)	At or prior to Closing, certificate(s) for 22,524,000 shares of Common Stock;

(c)	At or prior to Closing, evidence of approval of the Board of Directors and Shareholders (as necessary) of the Company of the Transaction Documents and the transactions contemplated hereby;

(d)	Following Closing, the resignation of Lisa Breunig and Julie Mitchell as officers of the Company;

(e)	Such other documents or certificates as shall be reasonably requested by Investor; and

(f)	Counterpart of Consulting Agreement.

3.4        Deliveries by Investor. In addition to and without limiting any other provision of this Agreement, the Investor agrees to deliver, or cause to be delivered, to the Company, the following:

(a)

At and after Closing, the Purchase Price Payable to Mitchell and the Purchase Price Payable to the Company. Of the Purchase Price Payable to the Company, $19,100 payable by good check will be paid to the Company at Closing;

(b)	On the Agreement Date, the executed Agreement with all Exhibits and schedules attached hereto;

(c)	Such other documents or certificates as shall be reasonably requested by the Company or its counsel; and

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

(d)	Counterpart of Consulting Agreement.

In the event any document provided to the other parties in Paragraphs 3.2, 3.3, or 3.4 herein are provided by facsimile, the party shall forward an original document to the other party within seven (7) business days.

3.5        Further Assurances. The Company, Mitchell and the Investor shall, upon request, on or after the Closing Date, cooperate with each other by furnishing any additional information, executing and delivering any additional documents and/or other instruments and doing any and all such things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.

3.6        Waiver. The Investor may waive any of the requirements of Sections 3.2 or 3.3 of this Agreement, and the Company or Mitchell may waive any of the provisions of Section 3.4 of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

BBC GRAPHICS OF PALM BEACH, INC.

The Company represents and warrants to the Investor as of the date hereof and as of Closing (which warranties and representations shall survive the Closing regardless of what examinations, inspections, audits and other investigations the Investor has heretofore made or may hereinafter make with respect to such warranties and representations) as follows:

4.1        Organization and Qualification. BBC GRAPHICS OF PALM BEACH, INC. is a corporation duly organized under the laws of the State of Florida.

4.2        Articles of Incorporation and By-Laws. The complete and correct copies of the Company’s Articles and By-laws, as amended to date, are attached as Schedule 4.2.

4.3	Capitalization.

4.3.1       As set forth in the Company’s Quarterly Report on Form 10-QSB, filed on August 19, 2002 with the SEC, as of June 30, 2002, the authorized capital stock of the Company consisted of 100,000,000 shares of Common Stock ($.001 par value) and 3,000,000 shares of Preferred Stock ($.001 par value), of which 26,976,000 shares of Common Stock and zero (0) shares of Preferred Stock were outstanding as of that date. As of that date, all shares of capital stock were duly authorized and said 26,976,000 shares of Common Stock outstanding were validly issued, fully paid and not assessable, and free of preemptive rights.

4.3.2       As of the Agreement Date, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock ($.001 par value) and 3,000,000 shares of Preferred Stock ($.001 par value), of which 26,976,000 shares of Common Stock and zero (0) shares of Preferred Stock are outstanding. As of the Agreement Date, all shares of capital stock are duly authorized and said 26,976,000 shares of Common Stock outstanding were validly issued, fully paid and not assessable, and free of preemptive rights.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

4.3.3       As of the Agreement Date and as of the Closing Date, there are not now outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of the Company, or agreements, understandings or arrangements to which the Company is a party , or by which the Company is or may be bound, to issue additional shares of its capital stock or options, warrants, scrip or rights to subscribe for, calls or commitment of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of any class of its capital stock. The Company will not issue any stock, options, warrants, or other rights to Company stock prior to the Closing Date.

4.3.4       The Company on the Closing Date (i) will have full right, power, and authority to sell, assign, transfer, and deliver, by reason of record and beneficial ownership, to the Investor, 22,524,000 shares of Company Common Stock hereunder, free and clear of all liens, charges, claims, options, pledges, restrictions, and encumbrances whatsoever.

4.4        Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Common Stock, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF SUZANNE MITCHELL

Mitchell represents and warrants to the Investor as of the date hereof and as of Closing as follows:

5.1	Common Stock Owned by Mitchell.

5.1.1       As of the Agreement Date, Mitchell is the legal and beneficial owner of 14,800,000 shares of Company Common Stock, evidenced by three (3) stock certificates, copies of which are attached at Schedule 5.1.1. As of the Agreement Date, all of said 14,800,000 shares of Company Common Stock held by Mitchell are duly authorized, were validly issued, fully paid and not assessable, and free of preemptive rights.

5.1.2       As of the Agreement Date and as of the Closing Date, there are not now outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, the Common Stock owned by Mitchell, or agreements, understandings or arrangements to which Mitchell is a party, or by which Mitchell is or may be bound, to issue warrants, scrip or rights to subscribe for, calls or commitment of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of the Common Stock owned by Mitchell.

5.1.3       Mitchell on the Closing Date will have full right, power, and authority to sell, assign, transfer, and deliver hereunder, by reason of record and beneficial ownership, to the Investor, 14,800,000 shares of Company Common Stock owned by Mitchell, free and clear of all liens, charges, claims, options, pledges, restrictions, and encumbrances whatsoever.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

5.2        Authority. Mitchell has all requisite power and authority to execute and deliver this Agreement and the Common Stock, and to perform her obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Mitchell and the consummation of the transactions contemplated hereby have been duly authorized by all individual action and no other proceedings on Mitchell’s part are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Mitchell and constitutes the legal, valid and binding obligation of Mitchell, enforceable against Mitchell in accordance with its terms.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

The Investor represents and warrants to the Company that:

6.1        Organization and Standing of the Investor. The Investor is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Nevada. The state in which any offer to purchase shares hereunder was made or accepted by such Investor is the state shown as such Investor’s address. The Investor was not formed for the purpose of investing solely in the Common Stock which is the subject of this Agreement.

6.2        Authorization and Power. The Investor has the requisite power and authority to enter into and perform this Agreement and to purchase the securities being sold to it hereunder. The execution, delivery and performance of this Agreement by the Investor and the consummation by the Investor of the transactions contemplated hereby have been duly authorized by all necessary partnership action where appropriate. This Agreement has been duly executed and delivered by the Investor and at the Closing shall constitute valid and binding obligations of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

6.3        No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Investor of the transactions contemplated hereby or relating hereto do not and will not (i) result in a violation of such Investor’s charter documents or bylaws where appropriate or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument to which the Investor is a party, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Investor or its properties ( except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a Material Adverse Effect on such Investor). The Investor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of such Investor’s obligations under this Agreement or to purchase the securities from the Company in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, the Investor is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

6.4        Financial Risks. The Investor acknowledges that such Investor is able to bear the financial risks associated with an investment in the securities being purchased by the Investor from the Company and that, subject to further investigations of the Company after Closing, it will have been given full access to such records of the Company and to the officers of the Company as it has deemed necessary or appropriate to conduct its due diligence investigation. The Investor is capable of evaluating the risks and merits of an investment in the securities being purchased by the Investor from the Company by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters and the Investor is capable of bearing the entire loss of its investment in the securities being purchased by the Investor from the Company.

6.5        Accredited Investor. The Investor is (i) an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the 1933 Act by reason of Rule 501(a)(3) and (6), (ii) experienced in making investments of the kind described in this Agreement and the related documents, (iii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and (iv) able to afford the entire loss of its investment in the securities being purchased by the Investor from the Company.

6.6        Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or Commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Investor.

6.7        Knowledge of Company. The Investor and such Investor’s advisors, if any, have been, upon request, furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the securities being purchased by the Investor from the Company. The Investor and such Investor’s advisors, if any, have been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries. Payment for the Common Stock to be issued by the Company will be made going forward following additional inquires.

6.8        Risk Factors. The Investor understands that such Investor’s investment in the securities being purchased by the Investor from the Company involves a high degree of risk. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the securities being purchased by the Investor from the Company. The Investor warrants that such Investor is able to bear the complete loss of such Investor’s investment in the securities being purchased by the Investor from the Company.

6.9        Full Disclosure. No representation or warranty made by the Investor in this Agreement and no certificate or document furnished or to be furnished to the Company pursuant to this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. Except as set forth or referred to in this Agreement, Investor does not have any agreement or understanding with any person relating to acquiring, holding, voting or disposing of any equity securities of the Company.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

ARTICLE VII

COVENANTS OF THE COMPANY

7.1        Reservation Of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, shares of Common Stock for the purpose of enabling the Company to issue the shares of Common Stock contemplated by this Agreement.

ARTICLE VIII

COVENANTS OF THE INVESTOR

8.1        Compliance with Law. The Investor’s trading activities with respect to shares of the Company’s Common Stock will be in compliance with all applicable state and federal securities laws, rules and regulations and rules and regulations of any public market on which the Company’s Common Stock is listed.

8.2        Transfer Restrictions. The Investor’s acknowledge that (1) the Common Stock has not been registered, and may not be transferred unless (A) subsequently registered thereunder or (B) the Investor shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Common Stock to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; and (2) any sale of the Common Stock made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such securities under circumstances in which the seller, or the person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder.

8.3        Restrictive Legend. The Investor acknowledges and agrees that the Common Stock, until such time as the Common Stock has been registered and sold in accordance with an effective Registration Statement, certificates and other instruments representing any of the Shares, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of any such securities):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SHARES NOR ANY INTEREST THEREIN MA Y BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S. OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.”

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

ARTICLE IX

CONDITIONS PRECEDENT TO

THE COMPANY’S AND MITCHELL’S OBLIGATIONS

The obligation of the Company and of Mitchell to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to Closing Date, of the following conditions:

9.1	No Termination. This Agreement shall not have been terminated pursuant to Article XI hereof.

9.2        Representations True and Correct. The representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on as of the Closing Date.

9.3        Compliance with Covenants. The Investor shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied by it prior to or at the Closing Date.

9.4        No Adverse Proceedings. On the Closing Date, no action or proceeding shall be pending by any public authority or individual or entity before any court or administrative body to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby or to recover any damages or obtain other relief as a result of the transactions proposed hereby.

ARTICLE X

CONDITIONS PRECEDENT TO INVESTOR’S OBLIGATIONS

The obligation of the Investors to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to Closing Date unless specified otherwise, of the following conditions:

10.1	No Termination. This Agreement shall not have been terminated pursuant to Article XI hereof.

10.2       Representations True and Correct. The representations and warranties of the Company and of Mitchell contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on as of the Closing Date.

10.3       Compliance with Covenants. The Company and Mitchell shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied by it prior to or at the Closing Date.

10.4       No Adverse Proceedings. On the Closing Date, no action or proceeding shall be pending by any public authority or individual or entity before any court or administrative body to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby or to recover any damages or obtain other relief as a result of the transactions proposed hereby.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1	Termination. This Agreement may be terminated at any time prior to the Closing Date:

11.1.1	by mutual written consent of the Investor, the Company, and Mitchell;

11.1.2     by the Company or by Mitchell upon a material breach of any representation, warranty, covenant or agreement on the part of the Investor set forth in this Agreement, or the Investor upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or Mitchell set forth in this Agreement, or if any representation or warranty of the Company, or the Investor, or Mitchell, respectively, shall have become untrue, in either case such that any of the conditions set forth in Article IX or Article X hereof would not be satisfied (a “Terminating Breach”), and such breach shall, if capable of cure, not have been cured within five (5) business days after receipt by the party in breach of a notice from the non- breaching party setting forth in detail the nature of such breach.

11.2       Effect of Termination. Except as otherwise provided herein, in the event of the termination of this Agreement pursuant to Section 11.1 hereof, there shall be no liability on the part of the Company or Mitchell or the Investor or any of their respective officers, directors, agents or other representatives and all rights and obligations of any party hereto shall cease.

11.3       Amendment. This Agreement may be amended by the parties hereto any time prior to the Closing Date by an instrument in writing signed by the parties hereto.

11.4       Waiver. At any time prior to the Closing Date, the Company, or Mitchell, or the Investor, as appropriate, may: (a) extend the time for the performance of any of the obligations or other acts of other party or; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto which have been made to it or them; or (c) waive compliance with any of the agreements or conditions contained herein for its or their benefit. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound hereby.

ARTICLE XII

GENERAL PROVISIONS

12.1       Transaction Costs. Except as otherwise provided herein, each of the parties shall pay all of his or its costs and expenses (including attorney fees and other legal costs and expenses and accountants’ fees and other accounting costs and expenses) incurred by that party in connection with this Agreement, with the following exception: fees of counsel to Mitchell and counsel to the Company through Closing, Craig Zappetti, Esq. of the Philadelphia office of Saul Ewing LLP, up to $2,000, will be paid by Investor at Closing out of the $19,100 Purchase Price Payable to the Company at Closing.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

12.2        Indemnification. The Investor agrees to indemnify, defend and hold the Company and Mitchell (following the Closing Date) and the Company’s officers and directors harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney’s fees, that it shall incur or suffer, which arise out of or result from any breach of this Agreement by such Investor or failure by such Investor to perform with respect to any of its representations, warranties or covenants contained in this Agreement or in any exhibit or other instrument furnished or to be furnished under this Agreement.

12.3       Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.4       Entire Agreement. This Agreement (together with the Schedule, Exhibits, Warrants and documents referred to herein); the preliminary letter agreement dated March 31, 2006, which is merged into and superseded by this Agreement; and the letter consulting agreement dated as of Closing constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

12.5       Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

2042 Discovery Circle East

Deerfield Beach, FL 33442

Attention: Suzanne Mitchell, CEO

If to Mitchell:

Suzanne Mitchell

2042 Discovery Circle East

Deerfield Beach, FL 33442

If to the Investor:

Bluepoint Financial, LLC

4126 Leonard Drive

Fairfax, VA 22038-3446

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

12.6       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party .Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

12.7       Binding Effect. All the terms and provisions of this Agreement whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and assignees.

12.8       Preparation of Agreement. This Agreement shall not be construed more strongly against any party regardless of who is responsible for its preparation. The parties acknowledge each contributed and is equally responsible for its preparation.

12.9       Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia, without giving effect to applicable principles of conflicts of law.

12.10      Jurisdiction. This Agreement shall be exclusively governed by and construed in accordance with the laws of the Commonwealth of Virginia. If any action is brought among the parties with respect to this Agreement or otherwise, by way of a claim or counterclaim, the parties agree that in any such action, and on all issues, the parties irrevocably waive their right to a trial by jury. Exclusive jurisdiction and venue for any such action shall be in the Circuit Court of Fairfax County, Virginia, or the United States District Court for the Eastern District of Virginia, Alexandria Division. In the event suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

12.11      Preparation and Filing of Securities and Exchange Commission filings. The Investor and Mitchell shall reasonably assist and cooperate with the Company in the preparation of all filings with the SEC after the Closing Date. However, as further addressed in the letter consulting agreement dated as of Closing, Mitchell is not required to spend more than 5 hours per week for a period of one (I} month following Closing (unless extended by the parties) to assist and cooperate in preparation of all filings with the SEC, and under no circumstances shall Mitchell be required to sign any SEC filings (as she will have resigned as officer and director of the Company as of date of any such filings).

12.12      Further Assurances. Cooperation. Each party shall, upon reasonable request by the other party, execute and deliver any additional documents necessary or desirable to complete the transactions herein pursuant to and in the manner contemplated by this Agreement. The parties hereto agree to cooperate and use their respective best efforts to consummate the transactions contemplated by this Agreement.

12.13      Survival. The representations, warranties, covenants and agreements made herein shall survive the Closing of the transaction contemplated hereby for a period of six (6) months after Closing, at which time all of said representations, warranties, covenants and agreements will be merged into the respective Closing documents.

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

12.14      Third Parties. Except as disclosed in this Agreement, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties hereto and their respective administrators, executors, legal representatives, heirs, successors and assignees. Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

12.15      Failure or Indulgence Not Waiver: Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall nay single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

12.16      Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

IN WITNESS WHEREOF, the Investor, the Company, and Mitchell have as of the date first written above executed this Agreement.

THE COMPANY:

BBC GRAPHICS OF PALM BEACH, INC.,

a corporation organized and existing under the laws of the State of Florida

By:	/s/ Suzanne Mitchell
Suzanne Mitchell, CEO

MITCHELL:

/s/ Suzanne Mitchell

Suzanne Mitchell, individually

INVESTOR:

BLUEPOINT FINANCIAL, LLC,

a Nevada limited liability company

By:	/s/ Robert Druzak
Robert Druzak, Manager

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

Schedule 4.2 - Articles of Incorporation. Articles of Amendment and Bylaws

(TO BE ATTACHED)

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC

Schedule 5.1.1 - Copies of Stock Certificates Owned by Mitchell

(TO BE ATTACHED)

STOCK PURCHASE AGREEMENT BETWEEN

BBC GRAPHICS OF PALM BEACH, INC.

& SUZANNE MITCHELL AND BLUEPOINT FINANCIAL, LLC